(COMPANY LETTERHEAD)





                         CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
Fortune Natural Resources Corporation:

         We consent to the incorporation by reference in the registration statement on Form S-8 of Fortune Natural Resources Corporation (formerly, Fortune Petroleum Corporation) of our report dated February 27, 1997, relating to the balance sheets of Fortune Petroleum Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K/A of Fortune Petroleum Corporation.

         Our report dated February 27, 1997, refers to a change from the successful efforts method to the full cost method of accounting for oil and gas properties.




KPMG Peat Marwick LLP


/s/ KPMG Peat Marwick LLP

Houston, Texas
September 11, 1997